UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023
Commission File
Number: 001-04546
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UNILEVER PLC
(Translation of registrant’s name into English)
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UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 9 October 2023

TABLE OF CONTENTS EXHIBIT INDEX
Exhibit 99
This Report on Form 6-K contains the following:

Exhibit	99.1	Stock exchange announcement dated	September 01, 2023	Entitled	Total Voting Rights
Exhibit	99.2	Stock exchange announcement dated	September 01, 2023	Entitled	Director PDMR Shareholding
Exhibit	99.3	Stock exchange announcement dated	September 05, 2023	Entitled	Director PDMR Shareholding
Exhibit	99.4	Stock exchange announcement dated	September 08, 2023	Entitled	Share Buy-Back Programme
Exhibit	99.5	Stock exchange announcement dated	September 08, 2023	Entitled	Director PDMR Shareholding
Exhibit	99.6	Stock exchange announcement dated	September 11, 2023	Entitled	Transaction in Own Shares
Exhibit	99.7	Stock exchange announcement dated	September 11, 2023	Entitled	Transaction in Own Shares
Exhibit	99.8	Stock exchange announcement dated	September 12, 2023	Entitled	Director PDMR Shareholding
Exhibit	99.9	Stock exchange announcement dated	September 12, 2023	Entitled	Transaction in Own Shares
Exhibit	99.10	Stock exchange announcement dated	September 13, 2023	Entitled	Transaction in Own Shares
Exhibit	99.11	Stock exchange announcement dated	September 14, 2023	Entitled	Transaction in Own Shares
Exhibit	99.12	Stock exchange announcement dated	September 15, 2023	Entitled	Transaction in Own Shares
Exhibit	99.13	Stock exchange announcement dated	September 18, 2023	Entitled	Transaction in Own Shares
Exhibit	99.14	Stock exchange announcement dated	September 19, 2023	Entitled	Transaction in Own Shares
Exhibit	99.15	Stock exchange announcement dated	September 20, 2023	Entitled	Transaction in Own Shares
Exhibit	99.16	Stock exchange announcement dated	September 21, 2023	Entitled	Transaction in Own Shares
Exhibit	99.17	Stock exchange announcement dated	September 22, 2023	Entitled	Transaction in Own Shares
Exhibit	99.18	Stock exchange announcement dated	September 25, 2023	Entitled	Transaction in Own Shares
Exhibit	99.19	Stock exchange announcement dated	September 26, 2023	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	September 27, 2023	Entitled	Transaction in Own Shares
Exhibit	99.21	Stock exchange announcement dated	9/28/2023	Entitled	Transaction in Own Shares
Exhibit	99.22	Stock exchange announcement dated	9/29/2023	Entitled	Transaction in Own Shares